Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF A
PRIVATE ISSUANCE OF DEBENTURES IN ISRAEL

Tel Aviv, Israel, April 2, 2007, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that it had issued approximately NIS 334 million aggregate principal amount of unsecured non-convertible Series D Notes, to investors in Israel. Series D Notes were rated A1, on a local scale, by Midroog Ltd. (a credit-rating agency affiliated of Moody’s Investors Services).

Series D Notes consist of approximately NIS 334 million in principal and bear interest at a rate of 5% per annum. Series D Notes are linked (principal and interest) to increases to the Israeli consumer price index. As described more fully below, the interest rate on the Series D Notes will be increased until a prospectus is published for the registration of Series D Notes for trade on the Tel Aviv Stock Exchange. The principal amount of the Series D Notes will be repayable in 8 annual equal installments commencing in April 2013 and ending in April 2020. Series D Notes will be prepaid by EMI at the option of the trustee or the holders of the Series D Notes, if the securities of EMI are de-listed from trade on the Tel Aviv Stock Exchange and on the Nasdaq Gloabl Market jointly.

Series D Notes will be listed for trade on the “Institutional Retzef” which is a trading system for institutional investors in Israel. Series D Notes will not initially be registered for trade on the Tel Aviv Stock Exchange or any other exchange, although EMI has undertaken to use its best efforts to register the Series D Notes for trade on the Tel Aviv Stock Exchange no later than August 30, 2007. So long as Series D Notes are not registered for trade on the Tel Aviv Stock Exchange EMI has undertaken to do the following: (i) to pay an additional interest at an annual rate of 0.5% until a prospectus is published for the registration of Series D Notes for trade on the Tel Aviv Stock Exchange; (ii) not to make any distribution (as defined in the Israeli Companies Law of 1999) to its shareholders which does not comply with the profit and solvency tests provided in section 302(a) of the Israeli Companies Law of 1999, unless such distribution is approved at the general meeting of holders of Series D Notes by a unanimous vote of all holders participating in the vote; (iii) to prepay the Series D Notes at the option of the trustee or the holders of the Series D Notes, upon the occurrence of any of the following events: (a) the rating of Series D Notes in Israel determined by Midroog Ltd. decreases below Baa2; or (b) the holdings of Europe-Israel (M.M.S.) Ltd., the controlling shareholder of EMI, in EMI drops below 25% of EMI’s issued share capital. Such undertakings will be terminated upon the registration for trade of Series D Notes on the Tel Aviv Stock Exchange.

Series D Notes will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of these securities.

About Elbit Medical Imaging Ltd.

EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com